CONSENT OF EXPERT

To: Augusta Resource Corporation (the “Company”)

     I, William L. Rose, do hereby consent to the filing of the written disclosure of the technical reports entitled “Mineral Resource Estimate – Revised Technical Report on the Rosemont Deposit” dated April 21, 2006 and “Preliminary Assessment and Economic Evaluation” dated June 13, 2006, for the Rosemont Project located in Pima County, Arizona (collectively the “Technical Reports”), any extracts from or a summary of the Technical Reports and any amendments that do not materially affect the disclosure related to the Technical Reports in the Registration Statement on Form 40-F dated July 13, 2006 (the “Registration Statement”) of the Company, and to the filing of the Technical Reports with the United States Securities and Exchange Commission.

     I also consent to the use of my name and the use of the name “WLR Consulting, Inc.” a private engineering firm, of which I am Principal Mining Engineer, in the Registration Statement.

Dated this the 13th day of July 2006.

By:	(Signed) “William L. Rose”
William L. Rose, P.E., BSc
Principal Mining Engineer
WLR Consulting, Inc.